SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

JAKKS Pacific, Inc.
(Name of Issuer)

Common stock, $0.001 par value
(Title of Class of Securities)

47012E106
(CUSIP Number)

Oasis Management Company Ltd.

c/o Oasis Management (Hong Kong) LLC

21/F Man Yee Building

68 Des Voeux Road, Central

Hong Kong

Attention: Phillip Meyer

(852) 2847-7708

with a copy to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Attention: Eleazer N. Klein, Esq.

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 25, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 12 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47012E106	SCHEDULE 13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Oasis Management Company Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
8

SHARED VOTING POWER

931,087 shares of Common Stock

1,276,332 shares of Common Stock issuable upon conversion of 4.25% Convertible Senior Notes due 2018

907,911 shares of Common Stock issuable upon conversion of 4.875% Convertible Senior Notes due 2020

	9	SOLE DISPOSITIVE POWER -0-
10

SHARED DISPOSITIVE POWER

931,087 shares of Common Stock

1,276,332 shares of Common Stock issuable upon conversion of 4.25% Convertible Senior Notes due 2018

907,911 shares of Common Stock issuable upon conversion of 4.875% Convertible Senior Notes due 2020

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

931,087 shares of Common Stock

1,276,332 shares of Common Stock issuable upon conversion of 4.25% Convertible Senior Notes due 2018

907,911 shares of Common Stock issuable upon conversion of 4.875% Convertible Senior Notes due 2020

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%*
14	TYPE OF REPORTING PERSON OO

* The shares of Common Stock directly held by Oasis II Fund (as defined below) represent only 4.0% of the outstanding shares of Common Stock. The percentage reported above takes into account the convertible notes reported here as held by Oasis II Fund, which convertible notes are out of the money.

CUSIP No. 47012E106	SCHEDULE 13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Oasis Investments II Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
8

SHARED VOTING POWER

931,087 shares of Common Stock

1,276,332 shares of Common Stock issuable upon conversion of 4.25% Convertible Senior Notes due 2018

907,911 shares of Common Stock issuable upon conversion of 4.875% Convertible Senior Notes due 2020

	9	SOLE DISPOSITIVE POWER -0-
10

SHARED DISPOSITIVE POWER

931,087 shares of Common Stock

1,276,332 shares of Common Stock issuable upon conversion of 4.25% Convertible Senior Notes due 2018

907,911 shares of Common Stock issuable upon conversion of 4.875% Convertible Senior Notes due 2020

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

931,087 shares of Common Stock

1,276,332 shares of Common Stock issuable upon conversion of 4.25% Convertible Senior Notes due 2018

907,911 shares of Common Stock issuable upon conversion of 4.875% Convertible Senior Notes due 2020

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%*
14	TYPE OF REPORTING PERSON OO

* The shares of Common Stock directly held by Oasis II Fund represent only 4.0% of the outstanding shares of Common Stock. The percentage reported above takes into account the convertible notes reported here as held by Oasis II Fund, which convertible notes are out of the money.

CUSIP No. 47012E106	SCHEDULE 13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Seth Fischer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
8

SHARED VOTING POWER

931,087 shares of Common Stock

1,276,332 shares of Common Stock issuable upon conversion of 4.25% Convertible Senior Notes due 2018

907,911 shares of Common Stock issuable upon conversion of 4.875% Convertible Senior Notes due 2020

	9	SOLE DISPOSITIVE POWER -0-
10

SHARED DISPOSITIVE POWER

931,087 shares of Common Stock

1,276,332 shares of Common Stock issuable upon conversion of 4.25% Convertible Senior Notes due 2018

907,911 shares of Common Stock issuable upon conversion of 4.875% Convertible Senior Notes due 2020

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

931,087 shares of Common Stock

1,276,332 shares of Common Stock issuable upon conversion of 4.25% Convertible Senior Notes due 2018

907,911 shares of Common Stock issuable upon conversion of 4.875% Convertible Senior Notes due 2020

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%*
14	TYPE OF REPORTING PERSON IN

* The shares of Common Stock directly held by Oasis II Fund represent only 4.0% of the outstanding shares of Common Stock. The percentage reported above takes into account the convertible notes reported here as held by Oasis II Fund, which convertible notes are out of the money.

CUSIP No. 47012E106	SCHEDULE 13D	Page 5 of 12 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the shares of common stock, par value $0.001 per share (the "Shares"), of JAKKS Pacific, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 22619 Pacific Coast Highway, Malibu, California 90265.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by:
(i) Oasis Management Company Ltd., a Cayman Islands exempted company ("Oasis Management" or the "Investment Manager"), is the investment manager of Oasis Investments II Master Fund Ltd., a Cayman Islands exempted company (the "Oasis II Fund"), with respect to the Shares held by the Oasis II Fund;

(ii) the Oasis II Fund, with respect to the Shares held by it; and

(iii) Seth Fischer ("Mr. Fischer"), is responsible for the supervision and conduct of all investment activities of the Investment Manager, including all investment decisions with respect to the assets of the Oasis II Fund, with respect to the Shares held by the Oasis II Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares reported herein.

(b)	The address of the business office of Mr. Fischer is c/o Oasis Compliance, Oasis Management (Hong Kong) LLC, 21st Floor, Man Yee Building, 68 Des Voeux Road, Central, Hong Kong. The address of the business office of each of Oasis Management and the Oasis II Fund is Ugland House, PO Box 309 Grand Cayman, KY1-1104, Cayman Islands.

(c)	The principal business of: (i) Oasis II Fund is to serve as a private investment vehicle, (ii) Oasis Management is to serve as investment manager to a variety of private investment funds, including Oasis II Fund and (iii) Mr. Fischer, an individual, is to supervise and conduct all investment activities of the Investment Manager, including all investment decisions with respect to the assets of the Oasis II Fund.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 47012E106	SCHEDULE 13D	Page 6 of 12 Pages

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Each of Oasis Management and Oasis II Fund is a is a company organized under the laws of the Cayman Islands. Mr. Fischer is a German citizen.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Shares by Oasis II Fund reported herein were derived from general working capital and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein. A total of $6,475,809.92 was paid to acquire the 931,087 Shares reported herein. A total of $10,743,288 was paid to acquire the $11,160,000 principal amount of 4.25% Convertible Senior Notes due 2018 reported herein. A total of $7,857,750 was paid to acquire the $8,750,000 principal amount of 4.875% Convertible Senior Notes due 2020 reported herein.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Shares, the 4.25% Convertible Senior Notes due 2018 and the 4.875% Convertible Senior Notes due 2020 because it believed the securities were undervalued and represented an attractive investment opportunity. The Reporting Persons have had and expects to continue to have discussions with the Issuer’s management and other shareholders regarding ways to maximize shareholder value, including matters concerning the Issuer's corporate governance, board composition, business, operations, management, strategy, and future plans of the Issuer. However, the Reporting Persons now believe it would be beneficial to engage more substantively with the Issuer's management. The Reporting Persons may also take further steps including engaging in discussions with shareholders, management, the board and other interested parties regarding such matters as strategic alternatives including exploring a sale of the Issuer, as well as pursue other plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

CUSIP No. 47012E106	SCHEDULE 13D	Page 7 of 12 Pages

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Shares reported herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning matters with respect to the Reporting Person's investment in the Shares, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Board of Directors, price levels of the Shares and convertible notes, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, proposing or nominating director candidates to the Issuer’s board of directors, purchasing additional Shares or selling some or all of their Shares or convertible notes or any other derivative securities, engaging in hedging or similar transactions with respect to the Shares or convertible notes and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 23,405,106 Shares reported to be outstanding as of May 8, 2015 in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 filed on May 11, 2015.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Shares by Oasis II Fund within the past sixty days and within the sixty days prior to the date that triggered the filing of this Statement, which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference. The other Reporting Persons did not enter into any transactions in the Shares within the past sixty days or within the sixty days as of the date that triggered the filing of this Statement.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

CUSIP No. 47012E106	SCHEDULE 13D	Page 8 of 12 Pages

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the holdings of the 4.25% Convertible Senior Notes due 2018 and the 4.875% Convertible Senior Notes due 2020 and the Joint Filing Agreement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:	Joint Filing Agreement Statement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 47012E106	SCHEDULE 13D	Page 9 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 3, 2015

Oasis Management CoMPANY Ltd.

By:	Phillip Meyer
Name: Phillip Meyer
Title: General Counsel

Oasis Investments II Master Fund Ltd.

By:	/s/ Phillip Meyer
Name: Phillip Meyer
Title: Director

/s/ Seth Fischer
SETH FISCHER

CUSIP No. 47012E106	SCHEDULE 13D	Page 10 of 12 Pages

Schedule A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the "Instruction C Persons"). To the best of the Reporting Persons' knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

REPORTING PERSON: OASIS MANAGEMENT COMPANY LTD.

Seth Fischer serves as a director of Oasis Management. His business address is c/o Oasis Compliance, Oasis Management (Hong Kong) LLC, 21st Floor, Man Yee Building, 68 Des Voeux Road, Central, Hong Kong. His principal occupation is acting as the Chief Investment Officer at Oasis Management (Hong Kong) LLC. Seth Fischer is a citizen of Germany.

REPORTING PERSON: OASIS INVESTMENTS II MASTER FUND LTD.

Phillip Meyer serves as a director of Oasis II Fund. His business address is c/o Oasis Compliance, Oasis Management (Hong Kong) LLC, 21st Floor, Man Yee Building, 68 Des Voeux Road, Central, Hong Kong. His principal occupation is acting as the General Counsel at Oasis Management (Hong Kong) LLC. Phillip Meyer is a citizen of USA.

Pearse Griffith serves as a director of Oasis II Fund. His business address is c/o HF Fund Services Ltd., 45 Market Street, Gardenia Court, Camana Bay, Grand Cayman, KY1-1104, Cayman Islands. His principal occupation is acting as a Professional Director at HF Fund Services Ltd. Pearse Griffith is a citizen of Ireland.

Akio Kawamura serves as a director of Oasis II Fund. His business address is c/o Nishimura & Asahi, Ark Mori Building, 28F, 12-32 Akasaka 1-chome, Minato-ku, Tokyo 107-6029, Japan. His principal occupation is acting as an Attorney at Nishimura & Asahi. Akio Kawamura is a citizen of Japan.

CUSIP No. 47012E106	SCHEDULE 13D	Page 11 of 12 Pages

Schedule B

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person within the past sixty days and within the sixty days prior to the date that triggered the filing of this Statement. All transactions were effectuated in the open market through a broker.

OASIS INVESTMENTS II MASTER FUND LTD.

Trade Date	Shared Purchased (Sold)	Price ($)*

03/23/2015	(114,400)**	6.71
03/24/2015	(433,500)**	6.65
03/25/2015	(114,100)**	6.74
03/27/2015	(37,482)**	6.97
04/07/2015	6,557***	6.89
04/08/2015	119,028***	7.15
04/09/2015	271,000***	7.15
04/15/2015	50,000***	7.12
04/16/2015	100,000***	7.2
04/28/2015	50,000***	6.88
04/29/2015	50,000***	6.91
04/30/2015	50,000	6.65
04/30/2015	50,000***	6.7
04/30/2015	47,103	6.7
04/30/2015	2,897***	6.7
05/01/2015	50,000	6.68
05/04/2015	107,500	6.92
05/05/2015	200,000	6.87
05/06/2015	100,000	6.93
05/07/2015	35,299	6.95
05/08/2015	38,640	6.95
05/11/2015	42,817	6.98
05/12/2015	76,515	7.08
05/13/2015	62,754	7.14
05/15/2015	56,695	7.17
05/18/2015	22,456	7.35
05/19/2015	16,508	7.45
05/19/2015	24,800	7.49

* Excluding commissions, SEC fees, etc. (rounded to nearest cents).

** Short sale.

*** Open Market purchase to cover short sale.

CUSIP No. 47012E106	SCHEDULE 13D	Page 12 of 12 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: June 3, 2015

Oasis Management CoMPANY Ltd.

By:	Phillip Meyer
Name: Phillip Meyer
Title: General Counsel

Oasis Investments II Master Fund Ltd.

By:	/s/ Phillip Meyer
Name: Phillip Meyer
Title: Director

/s/ Seth Fischer
SETH FISCHER